UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 04534, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2017 First Half Earnings Conference

KB Financial Group Inc. will hold its 2017 First Half Earnings Conference on Thursday, July 20, 2017. A live webcast of the conference and the presentation materials will be available in both Korean and English on its IR website at www.kbfg.com. Investors may dial-in to participate in the conference call during the Q&A session following the presentation.

•	Date:	Thursday, July 20, 2017
•	Time:	16:00 (Korea time)
•	Format:	Live webcast and conference call
•	Language:	Korean and English. Simultaneous interpretation will be available for English-speaking participants.
•	Agenda:	2017 First Half Earnings Results and Q&A
•	Q&A via telephone
	- From overseas:	82-31-810-3061
	- From Korea:	031-810-3061
	- Passcode:	6412#
	- Q&A code:	*1
•	To listen to a recording of the webcast and conference call:

Instructions
1. Dial
	- From overseas:	82-31-931-3100
	- From Korea:	031-931-3100
	2. Press listening code:	19761#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 13, 2017	By:	/s/ Jae Keun Lee
(Signature)

	Name:	Jae Keun Lee
	Title:	Managing Director and Chief Financial Officer